Endurance Series Trust 100 South Ashley Drive, Suite 895 Tampa, Florida 33602	Arbor Court Capital, LLC 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122

April 5, 2013

VIA EDGAR

Mr. Vincent J. Di Stefano
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

RE:	Endurance Series Trust (Registration Nos.: 333-186059 and 911-22794)
Form N-1A

Dear Mr. Di Stefano:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Endurance Series Trust and Arbor Court Capital, LLC, hereby request acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on April 1, 2013 such that the Registration Statement will become effective on April 5, 2013, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.  Please contact Paul Foley at Kilpatrick Townsend & Stockton LLP at 336-607-7389 if you have any questions or need further information.

Very truly yours,
Endurance Series Trust

/s/ Derek Pilecki
By: Derek Pilecki, Trustee

Arbor Court Capital, LLC

/s/ Christopher R. Barone
By: Christopher R. Barone, President